

12060027

NITED STATES
ID EXCHANGE COMMISSION
hington, D.C. 20649

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 52169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VisionQuest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5205 Camden Lakes Parkway
(No. and Street)

Acworth	**Georgia**	**30101**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Masters **(770) 975-8250**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/3

OATH OR AFFIRMATION

I, **Kevin C. Masters**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VisionQuest Securities, LLC**, as of **December 31**, **2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JACQULYN DARNELL BROADWATER
Notary Public
Paulding County
State of Georgia
My Commission Expires Feb 18, 2014

Signature

Managing Member
Title

Jacqulyn Darnell Broadwater
Notary Public
Expires: 2/18/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

VISIONQUEST SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2011
With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members
of VisionQuest Securities, LLC

We have audited the accompanying statement of financial condition of VisionQuest Securities, LLC as of December 31, 2011 and the accompanying statements of operations, cash flows and members' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of VisionQuest Securities, LLC as of December 31, 2011 and for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit, as of and for the year ended December 31, 2011, was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.



RUBIO CPA, PC

February 23, 2012
Atlanta, Georgia

VISIONQUEST SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

	2011
Cash	$ 40,685
Commissions receivable	70,280
Prepaid expenses	430
Total assets	$ 111,395

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 588
Total liabilities	588
Members' equity	110,807
Total liabilities and member's equity	$ 111,395

The accompanying notes are an integral part of these financial statements.

VISIONQUEST SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

	2011
REVENUES	
Commissions	$ 96,322
Total revenue	96,322
EXPENSES:	
Communications	240
Other operating expenses	7,339
Total expenses	7,579
NET INCOME	$ 88,743

The accompanying notes are an integral part of these financial statements.

VISIONQUEST SECURITIES, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2011

	Paid In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2010	$ 23,225	$ 22,239	$ 45,464
Distributions		(23,400)	(23,400)
Net income		88,743	88,743
Balance, December 31, 2011	$ 23,225	$ 87,582	$ 110,807

The accompanying notes are an integral part of these financial statements.

VISIONQUEST SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

	2011
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 88,743
Adjustments to reconcile net income to cash flows from operations:	
Increase accounts receivable	(42,288)
Decrease in prepaid expenses	87
Increase in accounts payable	503
NET CASH PROVIDED BY OPERATING ACTIVITIES	47,045
CASH USED BY FINANCING ACTIVITIES:	
Distributions	(23,400)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(23,400)
NET INCREASE IN CASH	23,645
CASH at beginning of year	17,040
CASH at end of year	$ 40,685

The accompanying notes are an integral part of these financial statements.

VISIONQUEST SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: VisionQuest Securities, LLC is organized as a Georgia Limited Liability Company. The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers. The Company's business is to offer investment banking services.

The Company is wholly-owned by an entity that shares certain administrative costs (See Note 3).

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash accounts in high credit quality financial institutions. Balances at times may exceed federal insured limits.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members and no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Date of Management's Review: Subsequent events were evaluated through February 23, 2012, which is the date the financial statements were available to be issued.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $40,097, which was $35,097 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .01 to 1.0.

NOTE 3 – RELATED PARTY TRANSACTIONS

During 2011, certain of the Company's expenses were paid by a related company and reimbursed periodically by VisionQuest Securities, LLC.

The Company occupies office facilities provided by its owner. In addition, certain administrative costs are provided by its owner. The Company accrues expenses each month sufficient to cover the Company's administrative costs. The amount of such payments for 2011 was $240 and is included in communications expenses.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions with the related parties did not exist.

VISIONQUEST SECURITIES, LLC

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2011

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

VISIONQUEST SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2011

Net Capital	
Total member's equity qualified for net capital	$ 110,807
Deduction for non-allowable assets:	
Accounts receivable	(70,280)
Prepaid expense	(430)
Net capital before haircuts	40,097
Less haircuts	-
Net capital	40,097
Minimum net capital required	5,000
Excess capital	$ 35,097
Aggregate Indebtedness:	
Liabilities	$ 588
Ratio of aggregate indebtedness to net capital	.01 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2011

There is no significant difference between net capital as reported in FOCUS, Part IIA, and the accompanying financial statements.

VISIONQUEST SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2011

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Members of
VisionQuest Securities, LLC:

In planning and performing our audit of the financial statements of VisionQuest Securities, LLC for the year ended December 31, 2011, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by VisionQuest Securities, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ended December 31, 2011 and this report does not effect our report thereon dated February 23, 2012.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 23, 2012
Atlanta, Georgia



RUBIO CPA, PC